Exhibit 21.1

SUBSIDIARIES OF

CAMBIUM LEARNING GROUP, INC. (Delaware)

December 31, 2015

Voyager Learning Company	Delaware
VSS-Cambium Holdings II Corp.	Delaware
VSS-Cambium Holdings IV, LLC	Delaware
Cambium Learning, Inc.	Delaware
Voyager Sopris Learning, Inc.	Colorado
Kurzweil Education, Inc.	Delaware
LAZEL, Inc.	Delaware
Learning A-Z, LLC	Delaware
ExploreLearning, LLC	Delaware